SembCorp Industries

02 FEB 12 AM 8:07

Rule 12g3-2(b) File No. 825109

2 January 2002

02015094

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Enclosure

dw 2/14

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 21 OF 02.01.2002
Announcement No. 22

SEMBCORP INDUSTRIES LTD

SMOE CLINCHES ITS FIRST NORTH SEA PLATFORM CONTRACT

Singapore, January 2, 2002 - SMOE, the Oil and Gas division of SembCorp Utilities (SembUtilities), has recently been awarded a contract for an offshore oil production platform and bridged-linked living quarters for Maersk Oil and Gas, a member of the Denmark-based A.P. Moller Group. The platform will be located in Danish waters and represents SMOE's first contract in the North Sea. The contract has a value of approximately S$150 million.

SMOE will be responsible for the engineering, procurement and fabrication of the process deck and accommodation module. Scheduled for completion in the first quarter of 2003, the combined process deck, accommodation module and bridge link will have a total weight of more than 6,500 metric tonnes.

"This contract represents a breakthrough for us. The North Sea oil installations are recognised for their stringent design and fabrication requirements and uncompromising high standards of quality and safety. This is one of the very few platforms in the North Sea that will be fabricated outside of Europe. It shows that international clients have the confidence in our ability to deliver a quality product and on a tight schedule", Mr M. P. Premraj, Senior Vice President of SMOE, said.

SMOE recently delivered a 11,500 metric tonne topside deck for the Camago Malampaya Field in the Philippines, the largest oil and gas topside deck to be fabricated and installed in the Asia-Pacific region. In July the company completed a turnkey contract for a gas compression platform in the Natuna Sea, offshore Indonesia. SMOE is also currently undertaking projects for process and wellhead platforms for Iran as well as a Floating Production Storage and Off-loading vessel for Nigeria (in partnership with Sembawang Shipyard). In addition, they are currently constructing a wellhead platform for the East Timor– Australia Zone of Co-operation and compression and power modules for Vietnam and two wellhead platforms for China.

- End -

Released on January 2, 2002

For press enquiries, please contact:

Ms Ng Lay San
Manager
Group Corporate Relations
SembCorp Industries
Tel: 357 9150
Fax: 352 2163
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 02/01/2002 to the SGX